Exhibit 3.1

FIRST AMENDMENT
TO
SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

January 3, 2019
This First Amendment (this “Amendment”) to the Second Amended and Restated Limited Liability Company Agreement of Och-Ziff Capital Management Group LLC (the “Company”) dated as of November 13, 2007 (as amended, supplemented or modified from time to time, the “LLC Agreement”) amends the LLC Agreement as set forth herein. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the LLC Agreement.
WHEREAS, pursuant to Section 3.7 of the LLC Agreement, the Board of Directors of the Company (the “Board”) approved a 1-for-10 reverse share split (the “Reverse Split Ratio”) of the Company’s Class A Shares and Class B Shares pursuant to Section 3.7 of the LLC Agreement (the “Reverse Share Split”) that became effective as of the closing of trading on the date hereof;
WHEREAS, under Section 3.2(d) of the LLC Agreement, the Company is authorized to issue up to one billion Class A Shares, 750 million Class B Shares, and 250 million Preferred Shares, and the Board has determined to amend the LLC Agreement to adjust the number of Class A Shares and Class B Shares that the Company is authorized to issue to reflect the Reverse Share Split; and
WHEREAS, pursuant to Section 9.3(e) of the LLC Agreement, the Board, without the approval of any Member, may amend any provision of the LLC Agreement to, among other things, reflect changes that the Board, in its sole discretion, determines (i) do not adversely affect the Members in any material respect, (ii) to be necessary, desirable or appropriate to facilitate the trading of Shares or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which Shares are or will be listed for trading, compliance with any of which the Board deems to be in the best interests of the Company and the Members, or (iii) to be necessary or appropriate in connection with action taken by the Board pursuant to Section 3.7 of the LLC Agreement.
NOW, THEREFORE, in consideration of the mutual promises and agreements herein made and intending to be legally bound hereby, the LLC Agreement shall hereby be amended as follows:

1.	Adjustment to Authorized Share Capital. The LLC Agreement is hereby amended by replacing Section 3.2(d) thereof in its entirety by the following provision:
(d)     The Company is authorized to issue up to 100 million Class A Shares, 75 million Class B Shares, and 250 million Preferred Shares. All Shares issued pursuant to, and in accordance with the requirements of, this Article III shall be validly issued, fully paid and nonassessable Shares in the Company, except to the extent otherwise provided in the Delaware Act or this Agreement (including any Share Designation).

Exhibit 3.1

2.
Continuing Effect. Except as specifically amended hereby, the terms, covenants, provisions and conditions of the LLC Agreement shall remain unmodified and continue in full force and effect and, except as amended hereby, all of the terms, covenants, provisions and conditions of the LLC Agreement are hereby ratified and confirmed in all respects.

3.
Entire Agreement. Together with the LLC Agreement, this Amendment constitutes the entire understanding among the Members with respect to the subject matter thereof and hereof and supersedes any prior agreement or understandings among the Members with respect to such subject matter.

4.
Governing Law. This Amendment shall be construed, interpreted and the rights of the parties determined in accordance with the laws of the State of Delaware without regard to the conflict of law principles thereof.

[Signature Page Follows]

Exhibit 3.1

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

By:	/s/ Wayne Cohen
Name: Wayne Cohen
Title: President, COO, and Executive Managing Director